

02058045

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECEIVED SEP 2 3 2002 SEC MAIL PROCESSING WASH. SECTION

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, September 20, 2002 GMACM Mortgage
Pass-Through Certificates Series 2002-J6

333-86768 333- 9156 /
SEC File Number, if available

Electronic Report, Schedule of Registration
Statement of Which the Documents Are a Part
(give period of report)

_____
Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL

17070508

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Deutsche Bank Securities Inc. Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(i) of Regulation S-T.

17070508

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE
PRODUCTS, INC.

By: _____

Name: Patricia C. Taylor

Title: Vice President

Dated: September 20, 2002

17070508

EXHIBIT 99.1
(attached hereto)

GMACM02J6 - Price/Yield - A3

Price	100 PSA	150 PSA	200 PSA	300 PSA	400 PSA	450 PSA	500 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-10	6.355	6.357	6.360	6.368	6.380	6.386	6.392	6.415
99-12	6.349	6.351	6.353	6.360	6.369	6.373	6.378	6.396
99-14	6.344	6.345	6.347	6.351	6.358	6.361	6.364	6.377
99-16	6.339	6.340	6.340	6.343	6.347	6.349	6.350	6.357
99-18	6.334	6.334	6.334	6.335	6.336	6.336	6.337	6.338
99-20	6.328	6.328	6.328	6.326	6.325	6.324	6.323	6.319
99-22	6.323	6.322	6.321	6.318	6.314	6.311	6.309	6.300
99-24	6.318	6.317	6.315	6.310	6.303	6.299	6.295	6.281
99-26	6.313	6.311	6.309	6.301	6.292	6.286	6.282	6.262
99-28	6.308	6.305	6.302	6.293	6.281	6.274	6.268	6.243
99-30	6.302	6.300	6.296	6.285	6.270	6.262	6.254	6.224
100-00	6.297	6.294	6.289	6.277	6.259	6.249	6.241	6.205
100-02	6.292	6.288	6.283	6.268	6.248	6.237	6.227	6.186
100-04	6.287	6.283	6.277	6.260	6.237	6.224	6.213	6.167
100-06	6.282	6.277	6.270	6.252	6.226	6.212	6.200	6.148
100-08	6.276	6.271	6.264	6.243	6.215	6.200	6.186	6.129
100-10	6.271	6.266	6.258	6.235	6.204	6.187	6.172	6.110
WAL	23.509	19.691	16.124	10.732	7.347	6.266	5.551	3.782
Mod Durn	11.952	10.934	9.768	7.501	5.690	5.025	4.552	3.273
Principal Window	Jan22 - Mar31	Aug17 - Sep29	Apr14 - Feb27	Mar10 - Sep20	May08 - Nov14	Sep07 - Jun11	Apr07 - Oct09	Dec05 - Feb07
LIBOR_1MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82

Yield Curve   Mat   3MO   6MO   2YR   5YR   10YR   30YR
Yld   1.675   1.671   2.077   3.009   3.940   4.794

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the Issuer or its affiliates in connection with the proposed transaction.

GMACM02J6 - Price/Yield - A8

Price	100 PSA Yield	150 PSA Yield	200 PSA Yield	300 PSA Yield	400 PSA Yield	500 PSA Yield	600 PSA Yield	700 PSA Yield
100-08	6.250	6.249	6.249	6.249	6.249	6.211	6.185	6.162
100-16	6.219	6.219	6.219	6.219	6.219	6.166	6.130	6.099
100-24	6.189	6.188	6.188	6.188	6.188	6.121	6.075	6.036
101-00	6.158	6.158	6.158	6.158	6.158	6.076	6.020	5.973
101-08	6.128	6.127	6.127	6.127	6.127	6.032	5.966	5.911
101-16	6.098	6.097	6.097	6.097	6.097	5.987	5.912	5.848
101-24	6.068	6.066	6.066	6.066	6.066	5.943	5.858	5.786
102-00	6.038	6.036	6.036	6.036	6.036	5.898	5.804	5.724
102-08	**6.008**	**6.006**	**6.006**	**6.006**	**6.006**	**5.854**	**5.750**	**5.662**
102-16	5.978	5.976	5.976	5.976	5.976	5.810	5.696	5.600
102-24	5.949	5.946	5.946	5.946	5.946	5.766	5.643	5.538
103-00	5.919	5.917	5.917	5.917	5.917	5.723	5.590	5.477
103-08	5.890	5.887	5.887	5.887	5.887	5.679	5.537	5.416
103-16	5.860	5.858	5.858	5.858	5.858	5.636	5.484	5.355
103-24	5.831	5.828	5.828	5.828	5.828	5.592	5.431	5.294
104-00	5.802	5.799	5.799	5.799	5.799	5.549	5.378	5.233
104-08	5.773	5.769	5.769	5.769	5.769	5.506	5.326	5.173
WAL	**11.995**	**11.913**	**11.913**	**11.913**	**11.913**	**6.973**	**5.479**	**4.640**
Mod Durn	**8.162**	**8.117**	**8.117**	**8.117**	**8.117**	**5.525**	**4.535**	**3.937**
Principal Window	Jan12 - Feb32	Jun11 - Feb32	Jun11 - Feb32	Jun11 - Feb32	Jun11 - Feb32	Jan09 - Aug10	Nov07 - Aug08	Feb07 - Jul07
LIBOR_1MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.675	1.671	2.077	3.009	3.940	4.794

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter (s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully , and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in m aking their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly w ith respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary an d it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sou rces the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or compl ete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICIT ATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or pe rform for or solicit investment banking services from, any company mentioned herein. This information is furnished to you solely by Deutsche Bank Secu rities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the Is suer or its affiliates in connection with the proposed transaction.

GMACM02J6 - Price/Yield - A9

Price	100 PSA Yield	150 PSA Yield	200 PSA Yield	250 PSA Yield	300 PSA Yield	400 PSA Yield	500 PSA Yield	600 PSA Yield	700 PSA Yield	800 PSA Yield
99-16	6.088	6.097	6.115	6.115	6.115	6.115	6.121	6.126	6.131	6.136
99-18	6.080	6.084	6.090	6.090	6.090	6.090	6.092	6.095	6.096	6.098
99-20	6.072	6.070	6.066	6.066	6.066	6.066	6.064	6.063	6.062	6.060
99-22	6.065	6.057	6.041	6.041	6.041	6.041	6.036	6.031	6.027	6.023
99-24	6.057	6.043	6.017	6.017	6.017	6.017	6.008	5.999	5.992	5.985
99-26	6.049	6.030	5.992	5.992	5.992	5.992	5.980	5.967	5.957	5.948
99-28	6.042	6.016	5.968	5.968	5.968	5.968	5.952	5.936	5.922	5.910
99-30	6.034	6.003	5.943	5.943	5.943	5.943	5.923	5.904	5.888	5.873
100-00	6.026	5.990	5.919	5.919	5.919	5.919	5.895	5.872	5.853	5.835
100-02	6.019	5.976	5.895	5.895	5.895	5.895	5.867	5.841	5.818	5.798
100-04	6.011	5.963	5.870	5.870	5.870	5.870	5.839	5.809	5.784	5.761
100-06	6.003	5.949	5.846	5.846	5.846	5.846	5.811	5.778	5.749	5.723
100-08	5.996	5.936	5.822	5.822	5.822	5.822	5.783	5.746	5.715	5.686
100-10	5.988	5.923	5.798	5.798	5.798	5.798	5.755	5.715	5.680	5.649
100-12	5.981	5.909	5.773	5.773	5.773	5.773	5.727	5.683	5.646	5.611
100-14	5.973	5.896	5.749	5.749	5.749	5.749	5.699	5.652	5.611	5.574
100-16	5.965	5.883	5.725	5.725	5.725	5.725	5.672	5.620	5.577	5.537
WAL	11.621	5.849	2.910	2.910	2.910	2.911	2.470	2.165	1.962	1.807
Mod Durn	8.135	4.647	2.555	2.555	2.555	2.555	2.217	1.968	1.796	1.664
Principal Window	Apr12 - Jun16	Oct02 - Feb12	Oct02 - Aug08	Oct02 - Aug08	Oct02 - Aug08	Oct02 - Sep08	Oct02 - Mar06	Oct02 - Jul05	Oct02 - Feb05	Oct02 - Nov04
LIBOR_1MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82

Yield Curve Mat   3MO   6MO   2YR   5YR   10YR   30YR
Yld 1.675 1.671 2.077 3.009 3.940 4.794

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter (s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully , and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in m aking their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly w ith respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary an d it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sou rces the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or compl ete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICIT ATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or pe rform for or solicit investment banking services from, any company mentioned herein. This information is furnished to you solely by Deutsche Bank Secu rities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the Is suer or its affiliates in connection with the proposed transaction.

Price	6 CPR	9 CPR	12 CPR	15 CPR	18 CPR	21 CPR	24 CPR	27 CPR	30 CPR	33 CPR	36 CPR	39 CPR	42 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-16	6.089	6.096	6.106	6.113	6.112	6.123	6.136	6.148	6.160	6.171	6.183	6.195	6.207
99-18	6.081	6.083	6.087	6.089	6.089	6.093	6.098	6.103	6.107	6.111	6.116	6.120	6.125
99-20	6.072	6.070	6.068	6.066	6.066	6.064	6.060	6.057	6.054	6.052	6.049	6.046	6.043
99-22	6.063	6.058	6.049	6.043	6.044	6.034	6.023	6.012	6.002	5.992	5.982	5.971	5.960
99-24	6.055	6.045	6.029	6.020	6.022	6.005	5.985	5.967	5.950	5.932	5.915	5.897	5.878
99-26	6.046	6.033	6.010	5.997	5.999	5.976	5.947	5.922	5.897	5.873	5.848	5.822	5.796
99-28	6.037	6.020	5.991	5.974	5.977	5.946	5.910	5.876	5.845	5.813	5.781	5.748	5.714
99-30	6.028	6.007	5.972	5.950	5.954	5.917	5.872	5.831	5.792	5.754	5.714	5.674	5.633
100-00	6.020	5.995	5.953	5.927	5.932	5.888	5.834	5.786	5.740	5.694	5.648	5.600	5.551
100-02	6.011	5.982	5.934	5.904	5.910	5.859	5.797	5.741	5.688	5.635	5.581	5.526	5.469
100-04	6.002	5.970	5.915	5.881	5.887	5.830	5.759	5.696	5.636	5.576	5.515	5.452	5.388
100-06	5.994	5.957	5.896	5.858	5.865	5.800	5.722	5.651	5.584	5.517	5.448	5.378	5.306
100-08	5.985	5.945	5.877	5.835	5.843	5.771	5.684	5.606	5.532	5.457	5.382	5.304	5.225
100-10	5.976	5.932	5.858	5.812	5.821	5.742	5.647	5.562	5.480	5.398	5.315	5.231	5.143
100-12	5.968	5.920	5.839	5.789	5.798	5.713	5.610	5.517	5.428	5.339	5.249	5.157	5.062
100-14	5.959	5.907	5.820	5.766	5.776	5.684	5.572	5.472	5.376	5.280	5.183	5.083	4.981
100-16	5.951	5.895	5.801	5.743	5.754	5.655	5.535	5.427	5.324	5.221	5.117	5.010	4.900
WAL	10.285	6.491	3.942	3.121	3.278	2.365	1.801	1.485	1.272	1.113	0.988	0.886	0.800
Mod Durn	7.166	4.961	3.266	2.697	2.786	2.130	1.657	1.381	1.192	1.049	0.934	0.840	0.762
Principal Window	Oct02 - Sep16	Oct02 - Jun13	Oct02 - Aug11	Oct02 - Nov10	Oct02 - Apr13	Oct02 - Jun06	Oct02 - Apr05	Oct02 - Sep04	Oct02 - May04	Oct02 - Feb04	Oct02 - Dec03	Oct02 - Oct03	Oct02 - Sep03
LIBOR_1MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82

Yield Curve

Mat	3MO	6MO	2YR	5YR	10YR	30YR
Yld	1.675	1.671	2.077	3.009	3.940	4.794

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter (s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully , and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in m aking their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly w ith respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary an d it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sou rces the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or compl ete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICIT ATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or pe rform or solicit investment banking services from, any company mentioned herein. This information is furnished to you solely by Deutsche Bank Secu rities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the Is suer or its affiliates in connection with the proposed transaction.